UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14F-1 OF THE

SECURITIES EXCHANGE ACT OF 1934

LIGHTNING GAMING, INC.

(Exact name of registrant as specified in its charter)

Commission File Number 000-52575

Nevada	20-8583866
(State or other jurisdiction of	(IRS Employer
Incorporation or organization)	Identification No.)

106 Chelsea Parkway, Boothwyn, Pennsylvania 19061

(Address of principal executive offices)

Registrant’s telephone number: (610) 494-5534

Red Pearl Acquisition Corp.

(Former name or former address, if changed since last report)

LIGHTNING GAMING, INC.

106 Chelsea Parkway

Boothwyn, Pennsylvania 19061

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

SECURITIES AND EXCHANGE COMMISSION RULE 14F-1

_____________________________________

NOTICE OF CHANGE IN A

MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to our sole stockholder of record as of the close of business on December 5, 2007, in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 under the Exchange Act in connection with an upcoming change in a majority of our board of directors (our “Board”) other than by a stockholder meeting. This Information Statement is being transmitted on or about December 5, 2007.

NO VOTE OR OTHER ACTION BY OUR SOLE STOCKHOLDER IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

In this Information Statement, the terms “the Company,” “we,” “us” and “our” refer to Lightning Gaming, Inc., a Nevada corporation whose name was formerly Red Pearl Acquisition Corp.

On September 28, 2007, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with LPI Acquisition Corp., a Pennsylvania corporation and our wholly-owned subsidiary (“Merger Sub”); and Lightning Poker, Inc., a Pennsylvania corporation (“Lightning Poker”). Subject to the terms and conditions of the Merger Agreement, (a) Merger Sub will be merged with and into Lightning Poker (the “Merger”), with Lightning Poker being the surviving corporation; (b) each of the outstanding shares of common stock of Lightning Poker (other than any shares as to which dissenters’ rights have been exercised) will be converted into the right to receive one share of our common stock (“Company Stock”); (c) Lightning Poker will survive the Merger as our wholly-owned subsidiary; and (d) we will retire the currently outstanding Company Stock, all of which is held by Brian D. Haveson, our sole director and executive officer, on terms which create no liability or continuing obligation on our part to pay consideration as of the closing of the Merger.

A further description of the Merger and the Merger Agreement, and a copy of the Merger Agreement, all appear in the Form 8-K that we filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2007.

We tentatively expect to complete the Merger on or about December 15, 2007. After the Merger, we will serve as the parent company of Lightning Poker, whose business consists of the manufacture and global distribution of fully automated electronic poker tables.

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In connection with the Merger, we expect changes in the composition of our Board and our executive officer positions, as reported below. Such actions will be taken without a stockholder vote. In no event will the change in the composition of our Board take place before ten days have elapsed from the date we transmit this Information Statement to our sole stockholder. Subject to this ten-day waiting period for changes in our Board members, our new directors and executive officers may take office before or after we complete the Merger.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of November 27, 2007, 3,000,000 shares of Company Stock were issued and outstanding. Each holder of Company Stock is entitled to one vote for each share held by such holder.

Security Ownership of Beneficial Owners and Management

The following table set forth information as of November 27, 2007 regarding the beneficial ownership of Company Stock by our sole stockholder, who is also the sole member of our Board and our sole executive officer. The person listed below has sole voting and investment power with respect to all of his shares.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number	Percent of Outstanding Shares
Brian D. Haveson* 106 Chelsea Parkway Boothwyn, Pennsylvania 19061	3,000,000	100%

After giving effect to the Merger, we expect that 4,644,785 shares of Company stock will be issued and outstanding (assuming no exercise of dissenters’ rights pursuant to the Merger) and that the beneficial owners of more than 5% of the outstanding Company Stock (“Principal Stockholders”), and the beneficial ownership of Company Stock by our Board members and executive officers, will be as set forth below. In general, “beneficial ownership” includes those shares that a person has sole or shared power to vote or transfer (regardless of whether owned directly) and rights to acquire shares through the exercise of options or warrants that are currently exercisable or become exercisable within 60 days. Except as indicated otherwise below, to our knowledge the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. For each person or the group reported in the table below, we based our calculation of the percentage owned of 4,644,785 shares outstanding on November 27, 2007, and added shares that may be acquired within 60 days to the number of other shares that the person owns as well as to the number of shares outstanding. The stock ownership disclosures below also include shares subject to the new Company Stock options that we intend to grant under our 2007 Equity Incentive Plan (the “2007 Plan”) after the Merger in substitution for outstanding Lightning Poker stock options, to the extent that those new options will be exercisable when they are granted. This is based on our projection that 60 days after we report consummation of the Merger in a Form 8-K filing with the SEC (or shortly after that 60 day period), we will register under the Securities Act of 1933, as amended ( the “Securities Act”), the options and shares allocated to the 2007 Plan and then grant Company Stock options in substitution for the Lightning Poker options. ( For further information about the stock options , see “Transactions with Related Persons” below.)

* Mr. Haveson is the sole member of our Board and is our President, Secretary, Treasurer and sole executive officer.

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		Shares Beneficially Owned
Beneficial Owner	Post-Merger Status or Position with Us	Number	Percent of Outstanding Shares
Directors and Officers

Donald Caldwell (1),(2)	Principal Stock-holder and Director	4,018,990	51.37
Frederick Tecce (1), (3)	Principal Stock-holder and Director	3,608,990	46.13
Brian D. Haveson (1)	Principal Stockholder, Chief Executive Officer (“CEO”) and Director	795,909	17.14
Ronald Skotarczak (4)	President, Lightning Poker	115,200	2.42
Robert Ciunci (4)	Chief Financial Officer ("CFO")	30,000.64
Directors and Executive Officers as a Group (5)		5,390,099	67.64
Principal Stockholders (other than the ones listed above):
Co Investment Fund II L.P. ("CI II") (1),(5)	Principal Stockholder	3,178,990	40.63
SIG Strategic Investments LLP (1),(6)	Principal Stockholder	777,605	14.34
Seth Berger (1),(7)	Principal Stockholder	477,727	9.78
Stewart Greenbaum LLC (1),(6)	Principal Stockholder	388,802	7.72
Poker Automation LLC (“Poker Automaton”) (1),(8)	Principal Stockholder	344,058	7.41
Martin Oliveras (1)	Principal Stockholder	300,000	6.46

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(1) The addresses of the Principal Stockholders are as follows: Brian Haveson – c/o Lightning Gaming Inc.106 Chelsea Parkway, Boothwyn, Pa 19061; Frederick Tecce - c/o Lightning Gaming Inc.106 Chelsea Parkway, Boothwyn, Pa 19061; Donald Caldwell - c/o Lightning Gaming Inc.106 Chelsea Parkway, Boothwyn, Pa 19061; CI II - Five Radnor Corporate Center, Suite 55, 100 Matsonford Road, Radnor, Pa 19087; SIG Strategic Investments 401 City Line Avenue, Suite 220, Bala Cynwyd, Pa.19004; Seth Berger -3 Dovecote Lane, Malvern, Pa 19355; Stewart Greenbaum LLC- Five Radnor Corporate Center, Suite 55, 100 Matsonford Road, Radnor, Pa 19087; Poker Automation- 1800 Century Park East, Suite 600, Los Angeles, Ca 90067 ; Martin Oliveras -18 Brookelake Rd, Florham Park, NJ 07932.

(2) Includes warrants held by CI II to purchase 3,178,990 shares. CI II is managed by Cross Atlantic Capital Partners ("Cross Atlantic") of which Mr. Caldwell is Chairman and CEO. Under a Voting Agreement Mr. Caldwell will be a representative of CI II on the board of directors of Lightning Poker.

(3) Includes warrants held by CI II to purchase 3,178,990 shares. CI II is managed by Cross Atlantic of which Mr. Tecce is a managing director. Under a Voting Agreement Mr. Tecce will be a representative of CI II on the board of directors of Lightning Poker. Also includes 50,000 shares of common stock beneficially owned by Mr. Tecce’s wife.

(4) Consists of options to purchase shares of common stock.

(5) Includes options and warrants to purchase an aggregate of 3,324,190 shares.

(6) Consists of warrants to purchase shares of common stock.

(7) Includes 240,000 options to purchase shares of common stock

(8) The stock ownership reported above is based on 344,058 Lightning Poker shares that are issuable to Poker Automation pursuant to an asset purchase agreement between Lightning Poker and Poker Automation. In the Merger, shares of Company Stock will be issued, in exchange for those Lightning Poker shares, to persons who will be designated by Poker Automation (consisting of Poker Automation’s members and possibly certain creditors).

Change in Control

A change in control of the Company occurred on August 27, 2007, when Brian D. Haveson purchased all of the outstanding Company Stock from Golden Buffalo, LLC at a cash price of $40,000. Mr. Haveson acquired the funds for the purchase through a loan from Lightning Poker and pledged the Company Stock to Lightning Poker as security for the loan. The loan matures on December 31, 2007 and can be repaid in cash or by delivery of all of the pledged Company Stock to an affiliate of Lightning Poker (or by a combination of cash and Company Stock). After Mr. Haveson acquired the Company Stock, he became the sole member of our Board and our President, Secretary, Treasurer and sole executive officer. Mr. Haveson acquired the Company Stock to facilitate, and in contemplation of, our acquisition of Lightning Poker through the Merger, which will result in another change in control of the Company. Mr. Haveson intends to

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change our Board and management prior to, or in connection with, the Merger, as discussed in this Information Statement.

DIRECTORS AND EXECUTIVE OFFICERS

Brian D. Haveson has been the sole member of our Board since September 6, 2007 and our sole executive officer since August 27, 2007. In connection with the Merger and in his capacity as our sole director, Mr. Haveson intends to increase the size of our Board and appoint additional directors. Also, our Board will appoint certain new executive officers. Information concerning Mr. Haveson, persons who will be appointed as new directors and executive officers, and a person who will be our significant employee is set forth below.

Brian D. Haveson (age 43) has served as Chairman since September 2007, and CEO of Lightning Poker since October 2006. He served as Chairman from Lightning Poker’s inception in March 2004 until he became CEO. From 1994 through 2002, Mr. Haveson served as CFO and CEO of Nutri/System, Inc. Mr. Haveson has also been a professional poker player for over ten years and was named best overall player at the 2002 World Poker Finals. Mr. Haveson received a Bachelor of Science in Aerospace Engineering from the University of Maryland and a Masters in Management from Purdue University. Mr. Haveson will remain as our CEO and a member of our Board after the appointments reported below take effect.

New Directors

Donald R. Caldwell (age 61) has been a director of Lightning Poker since May 2005. He is the founder, Chairman and CEO of Cross Atlantic. He oversees the operations of all of Cross Atlantic's offices and focuses a significant amount of his time on the growth of the Cross Atlantic franchise through fund raising, network development, and deal flow.

Mr. Caldwell serves on the board of several publicly and privately held companies and civic organizations, including Diamond Management & Technology Consultants, Incorporated (NASDAQ); Quaker Chemical Corporation (NYSE); Voxware Incorporated (NASDAQ); Rubicon Technologies, Incorporated; Management Dynamics; Pennsylvania Academy of the Fine Arts (Chairman); Arts & Business Council of Greater Philadelphia (Chairman); and the Committee for Economic Development.

Until March 1, 1999, he was President and Chief Operating Officer of Safeguard Scientifics, Inc., where he also previously served as Executive Vice President. Prior to joining Safeguard in 1993, Mr. Caldwell held a number of executive and financial positions, including Chief Administrative Officer of a predecessor company of Cambridge Technology Partners, Inc. (Massachusetts), a provider of information technology consulting and software development; Executive Vice President and then President of Atlantic Financial; and as a partner in the national office of Arthur Young & Co., a predecessor to Ernst & Young, LLP.

Mr. Caldwell is a Certified Public Accountant (“CPA”) in the State of New York and holds a Bachelor of Science degree from Babson College and a Master of Business Administration from the Graduate School of Business at Harvard University.

Frederick C. Tecce (age 72) has been a director of Lightning Poker since May 2005. He is a managing director and of counsel of Cross Atlantic. He works closely with Don Caldwell on

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fundraising, as well as overseeing Cross Atlantic's legal issues, including contracts and intellectual property rights. Mr. Tecce is also of counsel to the law firm Buchanan Ingersoll & Rooney PC. He has served as of counsel to the Pennsylvania Public School Employees' Retirement System Board, where he was appointed by Governor Tom Ridge in 1995, serving as chairman of the finance committee for five years.

Most of Mr. Tecce’s professional career has been spent as a principal in a company that pioneered and licensed new technology in the textile industry. This involved managing a long-term, complex, multi-party lawsuit directed to enforcing the company's patent rights. His experience in managing complex litigation was also the basis for his engagement with two other significant businesses whose existence was threatened by lawsuit disputes. In addition, Mr. Tecce has launched several new businesses from the seed stage as well as having been an investor and active participant in several emerging growth companies.

Mr. Tecce holds a B.A. from the University of Pennsylvania and J.D. from the Dickinson School of Law of Pennsylvania State University.

New Executive Officers

Ron Skotarczak (age 36) is President of Lightning Poker and has held this position since November 2005. Previously, he was Vice President for Marketing and Entertainment of The Basketball Marketing Company, Inc. d.b.a. AND 1, from 2001 through 2005. In that role, Mr. Skotarczak created and led AND 1’s Entertainment business. He has also led sales divisions in the NBA, NFL and NHL. He serves as an adjunct professor at his alma mater, Villanova University.

Robert Ciunci (age 61) will be appointed as our CFO. Mr. Ciunci has been CFO of Lightning Poker since January 2007. Mr. Ciunci was a financial consultant from 2006 to 2007. Mr. Ciunci previously held various executive positions with both private and publicly traded companies in the gaming industry. Mr. Ciunci was Chief Operating Officer and CFO of American Wagering, Inc. a publicly traded casino and sports book operator in Nevada from 1995 to 2000. Mr. Ciunci was CFO of Autotote Systems, Inc., a publicly traded service provider to the horse racing industry from 1989 to 1995. Mr. Ciunci also was Vice President Finance for the racing division of Scientific Games Corporation from 2000 to 2006. Mr. Ciunci has held numerous domestic and international gaming licenses including in Nevada, New Jersey and Australia. Mr. Ciunci is a CPA and holds a Masters of Business Administration in Finance and a Bachelor of Science in Accounting from Widener University.

Albert Keyack (age 46) will be appointed Secretary. Mr. Keyack has served as Secretary of Lightning Poker since May 2007. Previously, Mr. Keyack practiced law with Klehr, Harrison, Harvey, Branzburg & Ellers LLP of Philadelphia, PA. Prior to 2005, Mr. Keyack held positions as in-house counsel in several technology companies, including publicly traded and venture capital backed companies, and in private practice. Mr. Keyack holds a J.D from Rutgers University and a Bachelor of Engineering from Villanova University.

New Significant Employee

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Ian Frisbie (age 41) is Chief Technology Officer (“CTO”) of Lightning Poker, which we consider to be a significant employee, but not an executive officer, position. Mr. Frisbie has held this position since October 2006. Mr. Frisbie served as Senior Developer of Lightning Poker from April 2006 through July 2006 and as acting CTO from July 2006 to October 2006. Previously, Mr. Frisbie owned and operated 3D Internet Group from 1998 until 2006. Prior to 1998, he served as Senior Manager of Avionics Development for Aeronautical Radio, Inc. in Annapolis, MD. Mr. Frisbie received a Bachelor of Science in Electrical Engineering from the University of Maryland.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any current or proposed director, executive officer or Principal Stockholder, or any associate of any current or proposed director, executive officer or Principal Stockholder, is a party adverse to us or has a material interest adverse to us.

To our knowledge, none of the following events has occurred during the past five years with respect to any current or proposed director, executive officer or Principal Stockholder:

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the filing of a bankruptcy petition by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
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being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities; or

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being found by a court, the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, which judgment has not been reversed, suspended or vacated.

FAMILY RELATIONSHIPS

To our knowledge, there are no family relationships among our current or proposed directors or executive officers.

SECTION 16(a) BENEFICIAL OWNERSHIP

REPORTING COMPLIANCE

Section 16(a) of the Exchange Act (“Section 16(a)”) requires our directors and executive officers and persons who own more than 10% of the outstanding Company Stock to file with the SEC initial reports of ownership and reports of changes in ownership of Company Stock. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on the Section 16(a) forms furnished to us, none of such persons was delinquent in any required filings under Section 16(a).

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TRANSACTIONS WITH RELATED PERSONS

We were incorporated in March 2007 and have engaged in no business activities since then, other than entering into the Merger Agreement and taking various steps in contemplation of the Merger. Thus far, we have engaged in no material transactions with “Related Persons,” which is defined as any of the following:

(a)	any current or former executive officer or member of our Board;

(b)  any proposed appointee to our Board, as reported in this Information Statement; or

(c)  any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law or any other person sharing the household of, any person referred to in clause (a) or (b) above.

In connection with the Merger, we expect certain of the current directors and executive officers of Lightning Poker to become our directors and executive officers, as reported above, and we expect to compensate them after the Merger on substantially the same terms as Lightning Poker presently compensates them.

Accordingly, after the Merger we intend to compensate our executive officers as follows:

Brian D. Haveson: Annual compensation of $250,000. Mr. Haveson will also be eligible to participate in our medical plan which is available to all employees and in the 2007 Plan.

Ron Skotarczak: Annual compensation of $175,000.00. Mr. Skotarczak will also be eligible to participate in our medical plan which is available to all employees and in the 2007 Plan.

Robert Ciunci: Annual compensation of $100,000.00. Mr. Ciunci will also be eligible to participate in our medical plan which is available to all employees and in the 2007 Plan.

Albert Keyack: Annual compensation of $144,000.00. Mr. Keyack will also be eligible to participate in our medical plan which is available to all employees and in the 2007 Plan.

We do not intend to pay compensation to any Board members who do not also serve as executive officers or employees.

In addition to the compensation described above, after the Merger and after we have registered under the Securities Act the Company Stock and options that we have allocated to the 2007 Plan, we plan to grant Company Stock options under the 2007 Plan in substitution for outstanding Lightning Poker stock options. Those new options will have the same or substantially the same terms as the Lightning Poker options. Based on the currently outstanding Lightning Poker options, we expect to grant options to the following Related Persons on the following terms, in replacement for their current Lightning Poker options:

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Name	Number of Shares	Exercise Price Per Share	Vesting Schedule	Expiration Date
Ron Skotarczak	288,000	$1.10	20% on November 14 of each year retroactive to 2006	Options for 240,000 shares: 8/31/16 Options for 48,000 shares: 9/5/16
Robert Ciunci	150,000	$1.10	20% on January 8 of each year commencing in 2008	1/8/17
Albert Keyack	100,000	$1.10	20% on May 21 of each year commencing in 2008	5/21/17
Brian Haveson	500,000	$2.56	20% on August 8 of each year commencing in 2008	8/8/12

Lightning Poker retains Buchanan Ingersoll & Rooney PC, to which Mr. Tecce is of counsel, for certain legal services. After the Merger, we expect to retain that firm from time to time for legal services.

Except as reported above, we do not currently propose to engage in any material transactions in which any Related Persons will have a direct or indirect material interest.

CORPORATE GOVERNANCE

No current or proposed members of our Board are or will be “independent” as that term is used in the SEC’s Exchange Act reporting rules.

Since our incorporation in March 2007, the sole member of our Board has taken various actions by written consent. Because our Board has not consisted of more than one director, we have had no need for meetings of our Board or for committees of our Board.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Since our incorporation in March 2007, we have not paid compensation to our directors and executive officers nor have we accrued any compensation expense for them.

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By Order of the Board of Directors

Brian D. Haveson

President, Secretary and Treasurer

December 5, 2007

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